March 23, 2012

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Mr. Russell Mancuso
Ms. Mary Beth Breslin

Re: Bruker Energy & Supercon Technologies, Inc.

Request to Withdraw Registration Statement on Form S-1 (File No. 333-169178)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”), Bruker Energy & Supercon Technologies, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-169178), together with all exhibits and amendments thereto, initially filed with the Commission on September 3, 2010 and amended on October 18, 2010, December 23, 2010, February 7, 2011, March 15, 2011 and April 11, 2011 (the “Registration Statement”), effective as of the date hereof.

The Company has determined not to proceed with the offering of securities contemplated in the Registration Statement because of current market conditions. The Registration Statement has not been declared effective and none of the Company’s securities have been sold pursuant to the Registration Statement. The Company believes that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors, as contemplated by Rule 477 of the Act.

In accordance with Rule 457(p) of the Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

The Company respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement. Please fax or e-mail a copy of such order to the Company’s counsel, Kelly D. Babson of Nixon Peabody LLP, at (866) 884-6675 or kellybabson@nixonpeabody.com.

If you have any questions with respect to this request, please contact Kelly Babson at (617) 345-1036.

Very truly yours,
Bruker Energy & Supercon Technologies, Inc.

	By:	/s/Burkhard Prause
Burkhard Prause
President and Chief Executive Officer

cc:	Kelly D. Babson, Nixon Peabody LLP